SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

EMANUEL R. PEARLMAN

LIBERATION INVESTMENT GROUP, LLC

330 MADISON AVE., 6TH FLOOR

NEW YORK, NY 10017

(212) 832-5100

(Name, address and telephone number of person authorized to receive notices and communications)

August 13, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 2,710,042
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 2,710,042

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.20%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 1,461,838
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,461,838

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.20%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,171,880
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,171,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.20%
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 35,000
(8) SHARED VOTING POWER 4,206,880
(9) SOLE DISPOSITIVE POWER 35,000
(10) SHARED DISPOSITIVE POWER 4,206,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.20%
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 28 (this “Amendment”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments, Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC (collectively with LILP, LILTD and LIGLLC, the “Reporting Persons”), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005, Amendment No. 15 filed on December 7, 2005, Amendment No. 16 filed on December 14, 2005, Amendment No. 17 filed on December 23, 2005, Amendment No. 18 filed on December 27, 2005, Amendment No. 19 filed on January 12, 2005, Amendment No. 20 filed on January 17, 2005, Amendment No. 21 filed on January 18, 2005, Amendment No. 22 filed on January 26, 2006, Amendment No. 23 filed on August 14, 2006, Amendment No. 24 filed on August 29, 2006, Amendment No. 25 filed on June 7, 2007, Amendment No. 26 filed on July 6, 2007, and Amendment No. 27, filed on July 31, 2008 (the “Schedule 13D “), relating to shares of common stock (the “Common Stock”), $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION

On August 13, 2007, the Company issued a press release (the “August 13th Press Release”) announcing that it has filed a motion with the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking approval to amend its Joint Prepackaged Chapter 11 Plan of Reorganization previously filed with the Bankruptcy Court on July 31, 2007 (the “Existing Plan”) to implement a superior alternative restructuring proposal from the Group (the “Harbinger Proposal”) without the need to re-solicit votes from its creditors (such amended plan of reorganization, the “Amended Plan”). Pursuant to the Harbinger Proposal, Harbinger and Harbinger Capital Partners Special Situations Fund, L.P. (together, the “Harbinger Investors”) would invest approximately $233.6 million in exchange for 100% of common equity of the reorganized Company. The Harbinger Proposal would provide equal or better treatment to holders of the Company’s 10-1/2% Senior Notes due 2011 and its 9-7/8% Senior Subordinated Notes due October 2007, as well as all other holders of unsecured claims against the Company. Holders of existing common stock in the Company and certain other claims treated as equity in bankruptcy would receive $16.5 million in the aggregate. Under the Existing Plan, common stockholders would receive no distribution. The Harbinger Proposal would also result in additional de-levering of the Company. The Amended Plan provides for the restructuring of the Company based on the Harbinger Proposal; however, if the restructuring contemplated by the Harbinger Proposal cannot be timely consummated, the Amended Plan would permit the Company to consummate the restructuring set forth in the Existing Plan. If the Bankruptcy Court grants the motions filed, the Company should be able to implement the Amended Plan and emerge from Chapter 11 within a similar timeframe as the Existing Plan.

A copy of the August 13th Press Release is filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on August 14, 2007. Copies of the Amended Plan and the transaction documents relating to the Amended Plan (including the Investment Agreement to be entered into by the Company and the Harbinger Investors) have been filed by the Company with the Bankruptcy Court.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2007

LIBERATION INVESTMENTS, L.P.

By:	Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman